U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Time Warner Inc.
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   (Last)                           (First)             (Middle)

     75 Rockefeller Plaza
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                                    (Street)

     New York                          NY                10019
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     CDnow, Inc. (CDNW)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     13-3527249
________________________________________________________________________________
4.   Statement for Month/Year

     March 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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
*    If the Form is filed by more than one  Reporting  Person, see Instruction
     4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                     10.
                                                                                                            9.       Owner-
                                                                                                            Number   ship
                                                                                                            of       Form
                    2.                                                                                      Deriv-   of
                    Conver-                    5.                              7.                           ative    Deriv-  11.
                    sion                       Number of                       Title and Amount             Secur-   ative   Nature
                    or                         Derivative    6.                of Underlying         8.     ities    Secur-  of
                    Exer-             4.       Securities    Date              Securities            Price  Bene-    ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)      of     ficially Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------      Deriv- Owned    (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount      ative  at End   In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or          Secur- of       direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number      ity    Month    (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of          (Instr.(Instr.  (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares      5)     4)       4)      4)
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

Option to Purchase  $17.9689 March 13  *    X    *     *      *        *       Common   2,265,806.5   *      *        *       *
                             ,2000                                             Stock
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
Explanation of Responses:

* See Schedule I.

Name and Address of Reporting Person:

     Time Warner Inc.
     75 Rockefeller Plaza
     New York, New York 10019

Additional Reporting Persons:

     Sony Corporation of America
     550 Madison Avenue
     New York, New York 10022
     Relationship to Issuer:  10% Owner
     IRS Identification Number:  13-1914734

     Sony Corporation
     6-7-35 Kitashingawa
     Shinagawa-ku, Tokyo 141-0001 Japan
     Relationship to Issuer: 10% Owner

Issuer Name and Ticker or Trading Symbol:

     CDnow, Inc. (CDNW)

Statement for Month/Year

     March 2000

/s/ Spencer B. Hays                                         March 22, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Time Warner Inc.
Name:  Spencer B. Hays
Title: Vice President

/s/ M. N. Henny                                             March 22, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Sony Corporation of America
Name:  M. N. Henny
Title: Executive Vice President

/s/ Teruhisa Tokunaka                                       March 22, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Sony Corporation
Name:  Teruhisa Tokunaka
Title: Senior Managing Director and
         Chief Financial Officer


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                  SCHEDULE I
                                Notes to Form 4

Name and Address of Reporting Person:

     Time Warner Inc.
     75 Rockefeller Plaza
     New York, New York  10019

Additional Reporting Persons:

     Sony Corporation of America
     550 Madison Avenue
     New York, New York  10022
     Relationship to Issuer: 10% Owner

     Sony Corporation
     6-7-35 Kitashinagawa
     Shinagawa-ku, Tokyo 141-0001 Japan
     Relationship to Issuer: 10% Owner

Issuer Name and Ticker or Trading Symbol:

     CDnow, Inc. (CDNW)

Statement for Month/Year

     March 2000

                           Explanation of Responses

          On July 12, 1999, Time Warner Inc., a Delaware corporation ("Time Warner"), and Sony Corporation of America, a New York corporation ("SCA") and the United States headquarters of, and a wholly owned subsidiary of, Sony Corporation, a Japanese corporation ("Sony"), together with certain other parties, entered into an Agreement of Merger and Contribution (the "Merger Agreement") with CDnow, Inc., a Pennsylvania corporation ("CDnow").

          In connection with the Merger Agreement, Time Warner, SCA and CDnow entered into a Stock Option Agreement (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, CDnow granted to Time Warner and SCA (to be shared equally by them) an irrevocable option (the "Option") to purchase up to 4,531,721.0 shares of common stock, without par value ("CDnow Common Stock"), of CDnow (subject to adjustment), representing approximately 15.0% of the shares of CDnow Common Stock outstanding on July 9, 1999, at a cash purchase price per share equal to $17.9689. Upon exercise of the Option, each of Time Warner and SCA may purchase up to 2,265,860.5 shares of CDnow Common Stock, which would represent 7.0% of the shares of CDnow Common Stock outstanding (based on the number of shares of CDnow Common Stock outstanding on July 9, 1999 and giving effect to the issuance of the shares of CDnow Common Stock that may be purchased by such party upon exercise of the Option). The Option may be exercised jointly by Time Warner and SCA at any time after the occurrence of any event as a result of which Time Warner and SCA become entitled to receive a termination fee under the Merger Agreement. The Option will terminate upon the earliest of (i) the effective time of the merger, (ii) 90 days after the termination fee is paid and (iii) the termination of the Merger Agreement (unless Time Warner and SCA have the right to receive the termination fee upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) 90 days after the termination fee is paid and (y) the expiration of the period in which Time Warner and SCA have the right to receive the termination fee).

          On March 13, 2000, Time Warner and SCA, together with CDnow and certain other parties, entered into a Termination Agreement (the "Termination Agreement"). Pursuant to the Termination Agreement, each of Time Warner, SCA and CDnow mutually consented to terminate the Merger Agreement. In accordance with the Option Agreement, the termination of the Merger Agreement caused the Option to terminate and be of no further force and effect.